SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTES OF THE EXTRAORDINARY MEETING

The Extraordinary General Meeting held on March 24, 2008, at 3:00 pm in the auditorium of the Company's head office building at Av. República do Chile, n° 65, 1st floor, in the City of Rio de Janeiro (RJ), which deliberated upon and approved the following agenda item:

1. Incorporation of PRAMOA Participações S.A.:

1.1)	protocol of the Incorporation and Justification with respect to the incorporation of the shareholders’ equity of Pramoa Participações S.A. by Petróleo Brasileiro S/A – Petrobras;
1.2)	the ratification of the engagement of Deloitte Touche Tohmatsu Auditores Independentes to prepare the Appraisal Report of the shareholders’ equity of Pramoa;
1.3)	the Appraisal Report of Pramoa;
1.4)	the incorporation of Pramoa by Petrobras, pursuant to the Protocol of Incorporation and Justification; and
1.5)	the authorization of Petrobras’ Board of Executive Officers to implement all acts necessary to the incorporation of Pramoa by Petrobras.

2. Incorporation of UPB Participações S.A.:

2.1)	protocol of the Incorporation and Justification with respect to the incorporation of the shareholders’ equity of UPB Participações S.A. by Petróleo Brasileiro S/A – Petrobras;
2.2)	the ratification of the engagement of KPMG Auditores Independentes to prepare the Appraisal Report of the shareholders’ equity of UPB;
2.3)	the Appraisal Report of UPB;
2.4)	the incorporation of UPB by Petrobras, pursuant to the Protocol of Incorporation and Justification; and
2.5)	the authorization of Petrobras’ Board of Executive Officers to implement all acts necessary to the incorporation of UPB Participações S.A. by Petrobras.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

3. Stock split of the Shares Representing the Capital Stock:

A 100% stock split of the shares representing the capital stock both for the shares traded on the São Paulo Stock Exchange - BOVESPA, as well as those underlying the ADRs (American Depositary Receipts) listed on the New York Stock Exchange resulting:

i)	in the distribution, at no cost, of 1 (one) new share of the same type for each 1 (one) share held on April 25 2008;
ii)	in the distribution, at no cost, of 1 (one) ADR of the same type for each 1 (one)ADR held; and
iii)
in the consequent amendment of the wording of Article 4 of the Company’s Bylaws, as from the date of the stock split, with the exception that the ratio between the ADRs and the corresponding underlying shares of each type shall be maintained at “two (2) shares for one (1) ADR.

Rio de Janeiro, March 24, 2008.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Almir Guilherme Barbassa
President of the Meeting

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.